Filed by Cendant Corporation
                                                   Commission File No. 1-10308
                                                   Pursuant to Rule 425 under
                                                     the Securities Act of 1933
                                   Subject Company: Galileo International, Inc.
                                                   Commission File No. 1-13153


This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.



                 CENDANT RECEIVES U.S. FEDERAL TRADE COMMSSION
                CLEARANCE FOR PROPOSED ACQUISITION OF GALILEO

July 9, 2001, New York, NY - Cendant Corporation (NYSE:CD) and Galileo International, Inc. (NYSE:GLC) today announced that they have been notified by the U.S. Federal Trade Commission that early termination of the Hart-Scott-Rodino waiting period has been granted for the proposed acquisition by Cendant of all of the outstanding common stock of Galileo. The transaction, which is expected to close in the fall of 2001, remains subject to regulatory approvals outside the United States and the approval of Galileo's stockholders. The companies continue to pursue all required regulatory approvals.

About Cendant Corporation
Cendant is a diversified global provider of business and consumer services primarily within the real estate and travel sectors. The Company's fee-for-service businesses include hotel, real estate and tax preparation franchising; rental cars, fleet leasing and fuel cards; mortgage origination and employee relocation; customer loyalty programs; vacation exchange and rental services and vacation interval sales. Other business units include the UK's largest private car park operator and electronic reservations processing for the travel industry. With headquarters in New York City, the Company has approximately 57,000 employees and operates in over 100 countries.

About Galileo International
Galileo is a leading provider of electronic global distribution services (GDS) for the travel industry through its computerized reservation systems and its Internet-based solutions, including its online travel service TRIP.com. The company's systems connect more than 43,000 travel agency locations, which serve the needs of millions of corporate and individual travelers, to approximately 500 airlines, 40 car rental companies, 45,000 hotel properties, 360 tour operators and all major cruise lines throughout the world.

This press release is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

Cendant and Galileo have filed a preliminary proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read this preliminary proxy statement/prospectus and, when it becomes available, the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information on the proposed transaction. You will be able to obtain the documents filed with the SEC free of charge at the Web site maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Galileo free of charge by requesting them in writing from Galileo, 9700 West Higgins Road, Suite 400, Rosemont, Ill, 60018, Attention: Investor Relations, or by telephone at (847) 518-4000.

Galileo and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Galileo's stockholders. A list of the names of those directors and executive officers and descriptions of their interests in Galileo is contained in Galileo's proxy statement dated April 3, 2001, which is filed with the SEC. Stockholders may obtain additional information about the interests of the directors and executive officers in this transaction by reading the proxy statement/prospectus when it becomes available.

                                       ###

Cendant Media Contact:                               Cendant Investor Contacts:
Elliot Bloom                                                  Denise Gillen
(212) 413-1832                                       (212) 413-1833

                                                              Sam Levenson
                                                              (212) 413-1834

Galileo Media Contact:                               Galileo Investor Contacts:
Andrea Steffy                                                 Tammy Bobbitt
(847) 518-4973                                       (847) 518-4771

                                   Mike Daly
                                (847) 518-4420